Exhibit 12.1
Southern Company Gas
Computation of Ratio of Earnings to Fixed Charges

	Predecessor					Successor
	Year Ended December 31,				January 1, 2016 through June 30,	July 1, 2016 through December 31,	Three Months Ended March 31,
Dollars in millions	2012	2013	2014	2015	2016	2016	2017
Earnings from continuing operations before income taxes (1)	$418	$482	$922	$580	$231	$129	$349
Add:
Fixed charges (see "B" below)	202	189	188	184	101	89	50
Amortization of capitalized interest (2)	—	—	—	—	—	—	—
Distributed income of equity investees	13	3	8	6	2	60	39
Less:
Interest capitalized (2)	1	—	—	2	2	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	15	18	18	20	14	—	—
Adjusted earnings (A)	$617	$656	$1,100	$748	$318	$278	$438

Fixed charges:
Interest on long-term debt	$177	$182	$185	$176	$94	$81	$43
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	12	(5)	(4)	2	4	4	6
Estimated interest components of rentals	13	12	7	6	3	4	1
Total fixed charges (B)	$202	$189	$188	$184	$101	$89	$50

Ratio of earnings to fixed charges (A)/(B)	3.05	3.47	5.85	4.07	3.15	3.13	8.71

(1)	Excludes distributed income of equity investees.

(2)	Includes interest capitalized and related amortization for non-regulated segments.